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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
                     Under Sections 13 and 15(d) of the
                       Securities Exchange Act of 1934.

                       Commission File Number: 001-02677

                            QUAKER STATE CORPORATION
             (Exact name of registrant as specified in its charter)

                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS 77252-2967
                                 (713) 546-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    CAPITAL STOCK, PAR VALUE $1.00 PER SHARE
          RIGHTS TO PURCHASE CAPITAL STOCK, PAR VALUE $1.00 PER SHARE
            (Title of each class of securities covered by this Form)

                             6.625% NOTES DUE 2005
  (Titles of all other classes of securities for which a duty to file reports under
                        section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)       [x]    Rule 12h-3(b)(1)(ii)     [ ]
        Rule 12g-4(a)(1)(ii)      [ ]    Rule 12h-3(b)(2)(i)      [ ]
        Rule 12g-4(a)(2)(i)       [ ]    Rule 12h-3(b)(2)(ii)     [ ]
        Rule 12g-4(a)(2)(ii)      [ ]    Rule 15d-6               [ ]
        Rule 12h-3(b)(1)(i)       [x]

         Approximate number of holders of record as of the certification or notice date: one (1)

         Pursuant to the requirements of the Securities Exchange Act of 1934, Quaker State Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  January 29, 1999                 By: /s/ LINDA F. CONDIT
                                                -------------------
                                                Linda F. Condit
                                                Vice President